Filed by Finisar Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Finisar Corporation

Commission File No. 000-27999

To All Employees:

On November 9, 2018 we announced that Finisar had entered into a merger agreement with II-VI.  Since that time, the executive teams and outside advisors for both companies have been working toward closing the transaction and planning for the combined companies’ integration.  I would like to provide you with a current status and a brief update on those activities, but before I do I would like to thank you.

We continue to believe that the combination of these two innovative, industry leaders with complementary capabilities and cultures will deliver additional opportunities for our employees, greater abilities to differentiate our products and to surpass our customers’ expectations and increased value to our shareholders.  Of course, the foundation of our success to date and in the future is our talented and dedicated employee base and I want to thank you for all your efforts.

As we have indicated in our previous Employee FAQ, we continue to expect the transaction to close in mid-2019.  I want to remind you that until the transaction is closed, Finisar must continue to operate as an independent company.  It is important that we stay focused on our day-to-day responsibilities and providing our customers the same high-quality products and innovation that they have come to expect.  Before the transaction can close, it must be approved by the shareholders of both companies and cleared by the government competition regulators in several countries.   To date, we have received clearance in the United States and Germany and the proposed transaction remains under review in China, Mexico and Romania.   With respect to shareholder approval of the transaction, we are in the process of preparing a definitive proxy statement, to seek approval from our shareholders.  II-VI will also need to seek approval from their shareholders to issue the necessary shares to acquire Finisar.  Once complete and distributed to shareholders, a copy of the proxy materials will be made available in the Investor Relations section of the Finisar website.

The integration planning process has commenced.  II-VI and Finisar have identified integration team leaders to help coordinate the planning efforts.  I expect the planning activities to increase significantly over the next several weeks and months and I would like to thank those employees who are assisting.    Both Finisar and II-VI executives and employees will have significant input into the planning and decision-making process.  During this time before the transaction closes, all integration activities must remain limited to only planning.

Again, I wish to thank all the Finisar employees for their efforts.  If you have any questions during this time, please don’t hesitate to reach out to your manager.

Sincerely,

Michael

Additional Information and Where to Find It

In connection with the proposed acquisition of Finisar Corporation (the “Company”) by II-VI Incorporation (“Parent”) pursuant to the terms of an Agreement and Plan of Merger by and among the Company, Parent and Mutation Merger Sub Inc. (“Merger Subsidiary”), Parent has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as amended, the “Form S-4”) that contains a preliminary proxy statement of the Company and a preliminary proxy statement and prospectus of Parent, which joint proxy statement/prospectus will be mailed or otherwise disseminated to the Company’s stockholders when the definitive joint proxy statement becomes available.  Investors are urged to read the definitive joint proxy statement/prospectus (including all amendments and supplements) because they will contain important information.  Investors may obtain free copies of the  definitive joint proxy statement/prospectus when it becomes available, as well as other filings containing information about the Company and Parent, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ web sites at www.finisar.com and www.ii-vi.com.

Participants in Solicitation

The Company, Parent and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction.  Information about the Company’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on June 15, 2018, and the proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on July 26, 2018. Investors may obtain more detailed information regarding the direct and indirect interests of Parent, the Company and their respective executive officers and directors in the acquisition by reading the preliminary and definitive joint proxy statement/prospectus regarding the transaction, which, in the case of the preliminary joint proxy statement, was filed on December 28, 2018 with the SEC and, in the case of the definitive joint proxy statement/prospectus will be filed with the SEC.

Forward Looking Statements

This written communication contains forward-looking statements that involve risks and uncertainties concerning Parent’s proposed acquisition of the Company, the Company’s expected financial performance, as well as the Company’s strategic and operational plans. Actual events or results may differ materially from those described in this written communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the Company may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the reaction of customers to the transaction; general economic conditions; the transaction may involve unexpected costs, liabilities or delays; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement.  In addition, please refer to the documents that the Company files with the SEC on Forms 10-K, 10-Q and 8-K. The filings by the Company identify and address other important factors that could cause its financial and operational results to differ materially from those contained in the forward-looking statements set forth in this written communication. All forward-looking statements speak only as of the date of this written communication or, in the case of any document incorporated by reference, the date of that document. The Company is under no duty to update any of the forward-looking statements after the date of this written communication to conform to actual results.